UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.__)*

                             NEW VALLEY CORPORATION
                                (Name of Issuer)

                          COMMON SHARES, $.01 PAR VALUE
                       WARRANTS TO PURCHASE COMMON SHARES
                         (TITLE OF CLASS OF SECURITIES)

                                    649080504
                                    649080116
                                 (CUSIP NUMBER)

                               MARC WEITZEN, ESQ.
                  GORDON ALTMAN BUTOWSKY WEITZEN SHALOV & WEIN
                        114 WEST 47TH STREET, 20TH FLOOR
                            NEW YORK, NEW YORK 10036
                                 (212) 626-0800
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 4, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP Nos. 649080504; 649080116

1        NAME OF REPORTING PERSON
                  Tortoise Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/
                                                                (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER
                           1,242,686 Common Shares
                           311,301 Warrants to Purchase Common Shares

         8        SHARED VOTING POWER

         9        SOLE DISPOSITIVE POWER
                           1,242,686 Common Shares
                           311,301 Warrants to Purchase Common Shares

         10       SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,242,686  Common Shares
                           311,301  Warrants to Purchase Common Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                  //

13       PERCENT  OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
                           5.3% of Common  Shares
                           1.7% of  Warrants to Purchase Common Shares

14       TYPE OF REPORTING PERSON*
                           CO
                                        2

                                  SCHEDULE 13D

CUSIP Nos. 649080504; 649080116

1        NAME OF REPORTING PERSON
                  Chelonian Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/
                                                                (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER


         8        SHARED VOTING POWER
                           1,242,686 Common Shares
                           311,301 Warrants to Purchase Common Shares

         9        SOLE DISPOSITIVE POWER


         10       SHARED DISPOSITIVE POWER
                           1,242,686 Common Shares
                           311,301 Warrants to Purchase Common Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,242,686  Common Shares 311,301
                           Warrants to Purchase Common Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                  //

13       PERCENT  OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
                           5.3% of Common  Shares
                           1.7% of  Warrants to Purchase Common Shares

14       TYPE OF REPORTING PERSON*
                           CO

                                  SCHEDULE 13D

CUSIP Nos. 649080504; 649080116

1        NAME OF REPORTING PERSON
                  Unicorn Associates Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/
                                                                (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER


         8        SHARED VOTING POWER
                           1,242,686 Common Shares
                           311,301 Warrants to Purchase Common Shares

         9        SOLE DISPOSITIVE POWER


         10       SHARED DISPOSITIVE POWER
                           1,242,686 Common Shares
                           311,301 Warrants to Purchase Common Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,242,686  Common Shares
                           311,301 Warrants to Purchase Common Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                  //

13       PERCENT  OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
                           5.3% of Common  Shares
                           1.7% of  Warrants to Purchase Common Shares

14       TYPE OF REPORTING PERSON*
                           CO

                                  SCHEDULE 13D

CUSIP Nos. 649080504; 649080116

1        NAME OF REPORTING PERSON
                  ACF Industries, Incorporated

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/
                                                                (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER


         8        SHARED VOTING POWER
                           1,242,686 Common Shares
                           311,301 Warrants to Purchase Common Shares

         9        SOLE DISPOSITIVE POWER


         10       SHARED DISPOSITIVE POWER
                           1,242,686 Common Shares
                           311,301 Warrants to Purchase Common Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,242,686  Common Shares
                           311,301  Warrants to Purchase Common Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                  //

13       PERCENT  OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
                           5.3% of Common  Shares
                           1.7% of  Warrants to Purchase Common Shares

14       TYPE OF REPORTING PERSON*
                           CO

                                  SCHEDULE 13D

CUSIP Nos. 649080504; 649080116

1        NAME OF REPORTING PERSON
                  ACF Industries Holding Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) /X/
                                                                 (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                    //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER


         8        SHARED VOTING POWER
                           1,242,686 Common Shares
                           311,301 Warrants to Purchase Common Shares

         9        SOLE DISPOSITIVE POWER


         10       SHARED DISPOSITIVE POWER
                           1,242,686 Common Shares
                           311,301 Warrants to Purchase Common Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,242,686  Common Shares
                           311,301  Warrants to Purchase Common Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                  //

13       PERCENT  OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
                           5.3% of Common  Shares
                           1.7% of  Warrants to Purchase Common Shares

14       TYPE OF REPORTING PERSON*
                           CO

                                  SCHEDULE 13D

CUSIP Nos. 649080504; 649080116

1        NAME OF REPORTING PERSON
                  Highcrest Investors Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/
                                                                (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                   //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER


         8        SHARED VOTING POWER
                           1,242,686 Common Shares
                           311,301 Warrants to Purchase Common Shares

         9        SOLE DISPOSITIVE POWER


         10       SHARED DISPOSITIVE POWER
                           1,242,686 Common Shares
                           311,301 Warrants to Purchase Common Shares

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,242,686  Common Shares
                           311,301  Warrants to Purchase Common Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                  //

13       PERCENT  OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
                           5.3% of Common  Shares
                           1.7% of  Warrants to Purchase Common Shares

14       TYPE OF REPORTING PERSON*
                           CO

                                  SCHEDULE 13D

CUSIP Nos. 649080504; 649080116

1        NAME OF REPORTING PERSON
                  Buffalo Investors Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) /X/
                                                                 (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                   //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER


         8        SHARED VOTING POWER
                           1,242,686 Common Shares
                           311,301 Warrants to Purchase Common Shares

         9        SOLE DISPOSITIVE POWER


         10       SHARED DISPOSITIVE POWER
                           1,242,686 Common Shares
                           311,301 Warrants to Purchase Common Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,242,686  Common Shares
                           311,301  Warrants to Purchase Common Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                  //

13       PERCENT  OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
                           5.3% of Common  Shares
                           1.7% of  Warrants to Purchase Common Shares

14       TYPE OF REPORTING PERSON*
                           CO

                                  SCHEDULE 13D

CUSIP Nos. 649080504; 649080116

1        NAME OF REPORTING PERSON
                  Starfire Holding Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/
                                                                (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                   //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER


         8        SHARED VOTING POWER
                           1,242,686 Common Shares
                           311,301 Warrants to Purchase Common Shares

         9        SOLE DISPOSITIVE POWER


         10       SHARED DISPOSITIVE POWER
                           1,242,686 Common Shares
                           311,301 Warrants to Purchase Common Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,242,686  Common Shares
                           311,301  Warrants to Purchase Common Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                  //

13       PERCENT  OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
                           5.3% of Common  Shares
                           1.7% of  Warrants to Purchase Common Shares

14       TYPE OF REPORTING PERSON*
                           CO

                                  SCHEDULE 13D

CUSIP Nos. 649080504; 649080116

1        NAME OF REPORTING PERSON
                  Little Meadow Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /X/
                                                                  (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER
                           20,000 Common Shares
                           1000 Warrants to Purchase Common Shares

         8        SHARED VOTING POWER


         9        SOLE DISPOSITIVE POWER
                           20,000 Common Shares
                           1000 Warrants to Purchase Common Shares

         10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           20,000 Common Shares
                           1000 Warrants to Purchase Common Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                  //

13       PERCENT  OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
                           0.09% of Common Shares
                           0.006% of Warrants to Purchase Common Shares

14       TYPE OF REPORTING PERSON*
                           CO

                                  SCHEDULE 13D

CUSIP Nos. 649080504; 649080116

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/
                                                                (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                   //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           1,262,686 Common Shares
                           312,301 Warrants to Purchase Common Shares

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           1,262,686 Common Shares
                           312,301 Warrants to Purchase Common Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,262,686  Common Shares
                           312,301  Warrants to Purchase Common Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                  //

13       PERCENT  OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
                           5.4% of Common  Shares
                           1.7% of  Warrants to Purchase Common Shares

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Schedule 13D relates to the common shares, par value $0.01 per share (the "Common Shares"), and warrants to purchase
Common Shares (the "Warrants") of New Valley Corporation, a
Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 100 S.E. Second
Street, Miami, Florida 33131.


Item 2.  Identity and Background

         The persons filing this statement are Tortoise Corp., a New York corporation ("Tortoise"), Chelonian Corp., a New York corporation ("Chelonian"), Unicorn Associates Corporation, a New York corporation ("Unicorn"), ACF Industries, Incorporated, a New Jersey corporation ("ACF"), ACF Industries Holding Corp., a Delaware corporation ("ACF Holding"), Highcrest Investors Corp., a Delaware corporation ("Highcrest"), Buffalo Investors Corp., a New York corporation ("Buffalo"), Starfire Holding Corporation, a Delaware corporation ("Starfire"), Little Meadow Corp., a Delaware corporation ("Little Meadow"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York 10549, with the following exceptions: (i) ACF's principal business address is 620 North Second Street, St. Charles, Missouri 63301; and (ii) Carl C. Icahn's principal business address is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

         Tortoise is 100 percent owned by Chelonian. Chelonian is 100 percent owned by Unicorn. Unicorn is 100 percent owned by ACF. ACF is 100 percent owned by ACF Holding. ACF Holding is 100 percent owned by Highcrest. Highcrest is 100 percent owned by Buffalo. Buffalo is 100 percent owned by Starfire. Each of Starfire and Little Meadow is 100 percent owned by Carl C. Icahn.

         Carl C. Icahn's present principal occupation or employment is acting as President and a Director of Starfire, and as the Chairman of the Board and Director of various of Starfire's subsidiaries, including ACF. Starfire is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars. Tortoise, Chelonian, Unicorn, ACF Holding, Highcrest, Buffalo and Little Meadow are primarily engaged in the business of holding and investing in securities.

         The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Tortoise, Chelonian, Unicorn, ACF, ACF Holding, Highcrest, Buffalo, Starfire and Little Meadow are set forth in Schedule A attached hereto.
                                       12

         Carl C. Icahn is the sole stockholder and director of each of Starfire and Little Meadow. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Registrants.

         Neither  Tortoise,  Chelonian,  Unicorn,  ACF, ACF Holding,  Highcrest,
Buffalo, Starfire, Little Meadow, Mr. Icahn, nor any executive officer or director of any of the Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         See Item 4 herein.


Item 4.           Purpose of Transaction

         The Issuer consummated a plan of recapitalization on June 4, 1999, pursuant to which, among other things: (i) each $15.00 Class A Increasing Rate Cumulative Senior Preferred Share ($100 liquidation), $.01 par value, was reclassified into 20 Common Shares and one Warrant; and (ii) each $3.00 Class B Cumulative Convertible Preferred Share, $.10 par value, was reclassified into 1/3 of a Common Share and five Warrants. As a result of the recapitalization, the 62,301 Class A Senior Preferred Shares and the 50,000 Class B Preferred Shares beneficially owned by the Reporting Persons were reclassified into 1,262,686 Common Shares and 312,301 Warrants.

         Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D (although the right to develop such plans or proposals is reserved). Depending upon the market price thereof and upon other conditions, Registrants may acquire additional securities of the Issuer from time to time in the open market or otherwise. In addition, depending upon market prices and other conditions, Registrants may dispose of the securities of the Issuer at any time and from time to time in the open market or otherwise at prices which Registrants may determine.

Item 5.           Interest in Securities of the Issuer

         (a) As of the date hereof, Registrants may be deemed to beneficially own, in the aggregate: (i) 1,262,686 Common Shares, representing approximately 5.4% of the 23,317,261 Common Shares outstanding as of June 4, 1999 (as reported in the Issuer's registration statement on Form S-1, File No. 333-79837); and
(ii) 312,301 Warrants, representing approximately 1.7% of the 17,898,629 Warrants outstanding as of June 5, 1999.

         Assuming exercise of the Warrants held by the Reporting Persons only, the percentage of the Common Shares that the Reporting Persons may be deemed to beneficially own would be 6.7%. Assuming exercise of all outstanding Warrants, the percentage of Common Shares that the Reporting Persons may be deemed to beneficially own would be 3.8%.

         (b) Tortoise has sole voting power and sole dispositive power with regard to 1,242,686 Common Shares and 311,301 Warrants. Little Meadow has sole voting power and sole dispositive power with regard to 20,000 Common Shares and 1000 Warrants. Chelonian, Unicorn, ACF, ACF Holding, Highcrest, Buffalo and Starfire have shared voting power and shared dispositive power with regard to 1,242,686 Common Shares and 311,301 Warrants. Carl C. Icahn has shared voting power and shared dispositive power with regard to 1,262,686 Common Shares and 312,301 Warrants.

          Chelonian, Unicorn, ACF, ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn, by virtue of their relationships to Tortoise (as disclosed in Item
2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares and Warrants which Tortoise directly beneficially owns. Each of Chelonian, Unicorn, ACF, ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn disclaims beneficial ownership of such Common Shares and Warrants for all other purposes. Mr. Icahn, by virtue of his relationship to Little Meadow (as disclosed in Item 2), may be deemed to beneficially own (as the term is defined in Rule 13d-3 under the Act) the Common Shares and Warrants which Little Meadow beneficially owns. Mr. Icahn disclaims beneficial ownership of such shares for all other purposes.

         (c)      See Item 4 herein.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         Except as described herein, neither any of the Registrants nor any person referred to in Schedule A attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits

                  1.       Joint Filing Agreement of the Registrants

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 1999


TORTOISE CORP.


By:      /s/ Robert J. Mitchell
         ------------------------
         Name: Robert J. Mitchell
         Title: Vice President


CHELONIAN CORP.


By:      /s/ Edward E. Mattner
         ------------------------
         Name: Edward E. Mattner
         Title: President


UNICORN ASSOCIATES CORPORATION


By:      /s/ Edward E. Mattner
         ------------------------
         Name: Edward E. Mattner
         Title: President


ACF INDUSTRIES, INCORPORATED


By:      /s/ Robert J. Mitchell
         ------------------------
         Name: Robert J. Mitchell
         Title: Senior Vice President-Finance



ACF INDUSTRIES HOLDING CORP.


By:      /s/ Robert J. Mitchell
         ------------------------
         Name: Robert J. Mitchell
         Title: President

HIGHCREST INVESTORS CORP.


By:      /s/ Robert J. Mitchell
         ------------------------
         Name: Robert J. Mitchell
         Title: Assistant Secretary


BUFFALO INVESTORS CORP.


By:      /s/ Edward E. Mattner
         ------------------------
         Name: Edward E. Mattner
         Title: President


STARFIRE HOLDING CORPORATION


By:      /s/ Gail Golden
         ------------------------
         Name: Gail Golden
         Title: Authorized Signatory


LITTLE MEADOW CORP.


By: /s/ Edward E. Mattner
         ------------------------
         Name: Edward E. Mattner
         Title: President


/s/ Carl C. Icahn
------------------------
CARL C. ICAHN





[Signature Page of Schedule 13D with respect to New Valley
Corporation]

                                   SCHEDULE A
                                   -----------

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS

         Name, Business Address and Principal Occupation of Each Executive Officer and Director of Tortoise, Chelonian, Unicorn, ACF, ACF Holding, Highcrest, Buffalo, Starfire and Little Meadow

         The following sets forth the name, position, and principal occupation of each director and executive officer of Tortoise, Chelonian, Unicorn, ACF, ACF Holding, Highcrest, Buffalo, Starfire and Little Meadow. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.



TORTOISE CORP.

Name                                Position
----                                --------

Carl C. Icahn                       Director
Edward E. Mattner                   President
Gail Golden                         Vice President and Secretary
Robert J. Mitchell                  Vice President and Assistant Secretary


CHELONIAN CORP.

Name                                Position
----                                --------

Carl C. Icahn                       Director
Edward E. Mattner                   President and Treasurer
Gail Golden                         Vice President and Secretary


UNICORN ASSOCIATES CORPORATION

Name                                Position
----                                --------

Carl C. Icahn                       Director
Edward E. Mattner                   President and Treasurer
Gail Golden                         Vice President and Secretary

                                       18






ACF INDUSTRIES, INCORPORATED

Name                                Position                                    Business Address
----                                --------                                    ----------------

Carl C. Icahn                       Director and Chairman
                                    of the Board

Robert J. Mitchell                  Senior Vice President-
                                    Finance and Secretary
Gail Golden                         Assistant Secretary

Alfred D. Kingsley                  Director and Vice                           Greenway Partners
                                    Chairman of the Board                       277 Park Avenue
                                                                                27th Floor
                                                                                New York, NY 10017

James J. Unger                      Director and Vice                           ACF Industries, Inc.
                                    Chairman of the Board                       620 N. Second Street
                                                                                St. Charles, MO 63301

Roger D. Wynkoop                            President                           Same as above
Carl D. Eckhoff                     Vice President-Taxes                        Same as above
Umesh Choksi                        Treasurer                                   Same as above
Nancy Collins                       Assistant Secretary                         Same as above

ACF INDUSTRIES HOLDING CORP.

Name                                Position
----                                --------

Carl C. Icahn                       Director and Chairman of the Board
Richard T. Buonato                  Director, Vice President and Secretary
Robert J. Mitchell                  President and Treasurer

HIGHCREST INVESTORS CORP.

Name                                Position
----                                --------

Carl C. Icahn                       Director, Chairman of the Board and President
Richard T. Buonato                  Director, Senior Vice President and Treasurer
Edward E. Mattner                   Director
Gail Golden                         Vice President and Secretary
Robert J. Mitchell                  Assistant Secretary


                                       19





BUFFALO INVESTORS CORP.

Name                                Position
----                                --------
Richard T. Buonato                  Director, Vice President, Secretary and
                                    Comptroller
Edward E. Mattner                   President and Treasurer
Gail Golden                         Assistant Secretary

STARFIRE HOLDING CORPORATION

Name                                Position
----                                --------

Carl C. Icahn                       Director, President, Secretary and Treasurer

LITTLE MEADOW CORP.

Name                                Position
----                                --------

Carl C. Icahn                       Director
Edward E. Mattner                   President
Gail Golden                         Vice President and Secretary
Robert J. Mitchell                  Vice President and Treasurer
Richard T. Buonato                  Vice President and Assistant Secretary



                                                          EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common shares, par value $0.01 per share (the "Common Shares"), and warrants to purchase Common Shares of New Valley Corporation, a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 14th day of June, 1999.


TORTOISE CORP.

By:      /s/ Robert J. Mitchell
         ------------------------
         Name: Robert J. Mitchell
         Title: Vice President


CHELONIAN CORP.

By:      /s/ Edward E. Mattner
         ------------------------
         Name: Edward E. Mattner
         Title: President


UNICORN ASSOCIATES CORPORATION

By:      /s/ Edward E. Mattner
         ------------------------
         Name: Edward E. Mattner
         Title: President


ACF INDUSTRIES, INCORPORATED

By:      /s/ Robert J. Mitchell
         ------------------------
         Name: Robert J. Mitchell
         Title: Senior Vice President-Finance

ACF INDUSTRIES HOLDING CORP.

By:      /s/ Robert J. Mitchell
         ------------------------
         Name: Robert J. Mitchell
         Title: President


HIGHCREST INVESTORS CORP.

By:      /s/ Robert J. Mitchell
         ------------------------
         Name: Robert J. Mitchell
         Title: Assistant Secretary


BUFFALO INVESTORS CORP.

By: /s/ Edward E. Mattner
         ------------------------
         Name: Edward E. Mattner
         Title: President


STARFIRE HOLDING CORPORATION

By:      /s/ Gail Golden
         ------------------------
         Name: Gail Golden
         Title: Authorized Signatory


LITTLE MEADOW CORP.

By:      /s/ Edward E. Mattner
         ------------------------
         Name: Edward E. Mattner
         Title: President


/s/ Carl C. Icahn
------------------------
CARL C. ICAHN


[Joint Filing Agreement for Schedule 13D with respect to
New Valley Corporation]